FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

News Release dated July 25, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: August 18, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

SPECIAL MEETING OF CUSAC GOLD MINES LTD.

For Immediate Release.  Vancouver, BC, July 25, 2006.  Cusac Gold Mines Ltd.  (TSX: CQC, OTCBB: CUSIF, the “Company”) announces that at the Special Meeting of the Company’s shareholders held on July 25, 2006 in Vancouver, British Columbia (the “Special Meeting”), the Company’s shareholders passed ordinary resolutions authorizing the Company to issue common shares upon the exercise, from time to time, of the 4,997,511 detachable warrants (the “Detachable Warrants”) issued in connection with 813 convertible debentures (the “Convertible Debentures”) issued under a private placement completed by the Company on May 31, 2006.  Each Detachable Warrant entitles the holder thereof to purchase a common share of the Company at $0.35 per share at any time after the date hereof and before May 31, 2007.

The Company’s shareholders also approved the issuance of 101,548 warrants, as a finder’s fee, to Oberon Securities, LLC (“Oberon”) at the Special Meeting.  Each warrant entitles Oberon to purchase a common share of the Company at a price of $0.305 per share exercisable for 18 months.

Additionally, at the Special Meeting, the Company’s shareholders approved the adoption of a new share option plan for the Company (the “2006 Plan”), whereby up to 10% of the Company’s issued and outstanding shares at the time the option is granted be reserved for issuance to eligible optionees, subject to the terms of the 2006 Plan as presented to the Special Meeting, and subject to regulatory approval.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.